Exhibit (a)(16)

Subject: Recent Articles About Lawsuit

Dear HGS Colleagues,

You may have seen some articles in the press regarding a lawsuit that was filed against HGS and our Board of Directors related to the Board’s decision to reject GSK’s unsolicited tender offer to acquire HGS for $13 per share. First and foremost, I want you to know that we believe that this lawsuit is without merit. It is also important to note that these types of lawsuits are typical in these situations. I am writing to explain what it is about so that you can put these articles into context.

Last month, our Board announced that it had rejected GSK’s unsolicited proposal to acquire HGS for $13 per share. HGS also announced that its Board had authorized the exploration of strategic alternatives in the best interests of stockholders, including, but not limited to, a potential sale of the Company. Subsequently, a class action lawsuit was filed in the Montgomery County, Maryland Circuit Court, alleging that the Board improperly refused GSK’s proposal. At that time, HGS shares were trading at over $14 per share. As you know, GSK then launched an unsolicited tender offer at the same $13 per share price; on May 17, our Board recommended that HGS stockholders reject this offer and also instituted a Stockholder Rights Plan. The Rights Plan, which has a term of one year, is intended to allow the Company to fully engage in its strategic review process and as a means to protect the long-term interests of HGS’ stockholders. The Rights Plan will not prevent any offers or transactions that the Board determines to be in the best interest of HGS and its stockholders.

Last Friday, a motion was filed in this ongoing lawsuit asking the Court to prevent our Board from utilizing the Stockholder Rights Plan. We filed an opposition on Tuesday explaining why the motion was frivolous, and after a hearing this morning, the judge denied the motion in its entirety. The Court has not yet had an opportunity to consider whether to dismiss the lawsuit itself, so the lawsuit itself is still pending, but we believe it is without merit and will continue to vigorously defend ourselves against it. Our Board can continue to act in the best interests of HGS’ stockholders, including maintaining the Stockholder Rights Plan.

As this process continues, you may see additional articles in the press. I do not intend to comment on all such developments, but wanted to update you now on this matter.

Jim Davis

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. In response to the tender offer commenced by GlaxoSmithKline plc through its wholly owned subsidiary, H. Acquisition Corp., HGS has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND STOCKHOLDERS OF HGS ARE URGED TO READ THE

SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. HGS also will provide a copy of these materials without charge on its website at www.hgsi.com., or stockholders may call HGS’ Information Agent, Innisfree M&A Incorporated, toll-free at 877-717-3926.